EXHIBIT 99.10

Claude Resources Inc.

Code of Ethics

1.0	Overview

Claude Resources Inc. (“Claude” and or the “Company”) prides itself on the high standards of excellence embodied by our operating principles. We expect our employees to personify these ideals in their dealings with persons both inside and outside Claude.

2.0	Purpose

The following code of ethics is intended to provide guidelines for the professional, ethical, legal, and socially responsible behavior we expect of our employees.

3.0	Scope

All employees of Claude are included.

4.0	Policy

4.1	Professional Integrity

Consistent with our operating principles, employees must strive to conduct all business dealings and relationships with integrity, honesty, and respect for others. Employees will loyally and faithfully serve our principles and always deal fairly and honestly with customers and others with whom we do business. No employee will knowingly permit any transaction to occur through his or her offices that is not fair to our principals.

Relationships with brokers, manufacturers, suppliers, competitors, and employees are to be based on fair dealing, on fair competition in quality, price, and service, and on compliance with applicable laws and regulations.

4.2	Bribes and Kickbacks

Claude does not permit or condone bribes, kickbacks, or any other illegal, secret, or improper payments, transfers, or receipts. This prohibition applies both to the giving and receiving of payments or gifts.

All payments and transfers of premium and other items of value to employees of other business entities or to such entities themselves shall be made openly and must be disclosed and authorized in advance.

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No employee shall offer, give, or transfer any money or anything else of value for the personal benefit of any employee or agent of another business entity for the purpose of:

•	Obtaining or retaining any business that the business entity itself would not otherwise provide.

•	Receiving any kind of favoured treatment that the business entity itself would not otherwise provide.

•	Inducing or assisting such employee or agent to violate any duty to his employer or to violate any law.

No employee shall assist in the misuse of Claude’s funds, including, without limitation, the misappropriation of such funds for the personal benefit of employees of Claude.

No outside agent of any kind shall be used to circumvent the prohibition against bribes, kickback, and other illegal, secret, or improper payments. Fees, commissions, and expenses paid to outside agents must be based upon proper billings, accurate recordkeeping, and reasonable standards for services rendered.

4.3	Gifts and Entertainment

Except in connection with and specifically pursuant to programs officially authorized by our principals, employees may not accept, directly or indirectly, any money, objects of value, or premiums for any person or company that has or is doing or seeking business with Claude. Providing excessive gifts or entertainment to others who may represent potential business is prohibited.

Employees may accept only business-related meals, entertainment, gifts, or favours when the value involved is not significant and clearly will not create an obligation to the donor.

Any payments or transactions must be accurately recorded in Claude’s books and records and must be consistent with applicable law and accepted practice in the community.

4.4	Conflicts of interest

A conflict of interest refers to a situation in which an employee's personal interests or the interests of a member of the employee’s family or his or her friends may affect an employee’s judgment in carrying out his or her employment duties. Examples could include having a significant interest in a business that deals with Claude or having immediate relatives or close friends who own or have a significant interest in a business that deals with Claude. Similarly, employees should not give, or influence others to give, preferential treatment to family or friends or to organization in which the employee or his or her family or friends have an interest, financial or otherwise.

The existence of an actual or potential conflict of interest does not preclude the involvement of the employee in the situation where the conflict has arisen or may arise, but it does mean that the conflict must be disclosed and resolved as set forth herein.

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All employees are required to disclose their involvement with any outside agency or activity if the employee perceives that a conflict of interest exists or has the potential to develop. Disclosure should be completed in writing to your Corporate Secretary. Employees who fail to disclose information pertaining to any conflict of interest, intentionally or unintentionally, may be subject to discipline, up to and including dismissal.

Any reported activities will be assessed in terms of whether the activity, relationship and/or personal interest of the employee could influence, appear to influence or conflict in any way with the operations of Claude or with the duties assigned to that employee. Employees are expected to abstain from the activity until approval has been granted in writing. Should the conflict be denied, the employee is expected to cease the activity or follow instructions as directed by his or her immediate supervisor.

4.5	Confidentiality

In addition to the principles of privacy outlined in Claude’s Privacy Policy, to avoid breach of confidentiality, employees shall:

1.	Not disclose to any member of the public, either orally or in writing, any confidential information acquired by virtue of their position with Claude.

2.	Not disclose to any member of the public, either orally or in writing, any confidential information related to the interests of individuals, groups or organizations acquired by virtue of their position with Claude.

3.	Not make statements to the media in the name of Claude without express permission.

4.	Not permit any unauthorized person to inspect or have access to any confidential documents or other information. If Employees are uncertain as to whether certain information, (for example, of a technical nature) should be made available to persons either within or outside Claude, they should seek the advice and approval of the manager or the equivalent person in their division.

5.	Employees shall not use any confidential information acquired by virtue of their position at Claude for their personal and private financial benefit or for that of their friends or relatives.

4.6	Political and Charitable Contributions

Although employees are encouraged to be socially responsible and politically active, employees may not contribute Claude’s funds or assets to any political candidates, party, charity, or similar organizations, unless such contribution is expressly permitted by law and has been preapproved by the appropriate, authorized representative of Claude.

4.7	Accurate and Complete Accounting

Employees will use Claude’s funds solely for the benefit of Claude. All disbursements must be lawful and consistent with instructions provided by Claude’s personnel. Transactions must be clearly authorized and properly and promptly recorded.

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No unrecorded fund, reserve, asset, or special account shall be set up or maintained for any purpose. No false or fictitious entries shall be made in books, records, accounts, or in company communications for any reason. No payment or transfer of funds or assets shall be made for any purpose other than that described by the supporting documents, and specifically as authorized within the delegation of authority policy.

Employees are responsible for accurate and timely recordkeeping for all Claude’s assets, liabilities, revenues, and expenses. Compliance with accepted accounting rules and controls is required. All books, records, and documents must accurately and completely describe the transactions they represent.

4.8	Clawback

In the event of a restatement of previously issued financial statements, the Board will review all performance-based compensation awarded to executives that is attributable to performance during the time periods restated. The Board will determine whether the restated results would have resulted in the same performance-based compensation for the executives. If not, the Board will consider: whether the restatement was the result of executive misconduct; the amount of additional executive compensation paid as a result of the previously issued financial statements; the Company's best interests in the circumstances; and any other legal or other facts or circumstances the Board deems appropriate for consideration in the exercise of its fiduciary obligation.

If the Board then deems that an executive was improperly compensated as the result of the restatement and that it is in the best interests of the Company to recover the performance-based compensation paid to that executive, the Board will pursue all reasonable legal remedies to recover that performance-based compensation.

For purposes of the above, the term "executive" means any employee participating in the Company's short-term and long-term incentive programs.

4.9	Administration of Code

All employees who suspect violations of the letter or spirit of the Code of Ethics must report their concerns to their immediate supervisor or if that person is the one in breach of the policy, report the matter to that person’s supervisor. Matters of concern include pressure exerted by vendors, Claude personnel, or others to utilize accounts in an unauthorized manner or to take or enable other actions inconsistent with authorized Company policies and procedures. Employees may also communicate their suspicions or specific incidents to any member of the Board of Directors.

All allegations of improper or illegal behavior will be investigated promptly and thoroughly. The investigation shall remain as confidential as practicable and those conducting the investigation will respect the privacy of all persons involved.

No adverse action shall be taken or permitted against anyone for communicating legitimate concerns to the appropriate persons. While an investigation will be facilitated if the employee identifies himself or herself, Claude will accept and investigate matters submitted anonymously.

5.0	Breach

Non-compliance with any of the above policies is defined as a breach of policy.

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6.0	Enforcement

Any employee found to have breached this policy will be subject to disciplinary action, up to and including termination of employment.

7.0	Annual Declaration of Compliance

The Code of Ethics is subject to amendment and may be reviewed and updated periodically. All employees must certify annually their intent to comply with the guidelines herein.

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Schedule "A"

EMPLOYEE’S DECLARATION

CODE OF ETHICS

Name (Please print) __________________________________________________________________________________

Job Title ___________________________________________________________________________________________

Operation/Division ___________________________________________________________________________________

1.	I have read and understand the Code of Ethics of Claude Resources Inc. and hereby declare that I hold no business, commercial, financial, property or similar interest(s) which, in my opinion, might be construed as being in actual or potential conflict with the duties and responsibilities of my position.

_____________________________	___________________________________
(Date)	(Signature)

2.	I have read and understand the Code of Ethics of Claude Resources Inc. and hereby disclose the following holding(s), which might be construed as being in actual or potential conflict with the duties and responsibilities of my position.

_______________________________________________________________________________________________

_______________________________________________________________________________________________

_____________________________	___________________________________
(Date)	(Signature)

If a situation exists or arises where I am in doubt as to what to do, I will seek advice from the Corporate Secretary of Claude Resources Inc.

I understand that misrepresentation or omission of facts or disclosures called for in this policy may cause dismissal.

Date:

Signature of Employee:

Printed Name of Employee:

Job Title:

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Schedule "B"

EMPLOYEE COMPLIANCE AND DISCLOSURE STATEMENT

CODE OF ETHICS

I HAVE READ, UNDERSTAND, AM NOW COMPLYING WITH, AND THROUGHOUT MY EMPLOYMENT BY Claude Resources Inc., will continue to comply with the Corporation’s Code of Ethics, except for the following potential conflicts which already involve me or my family members (if any):

If a situation exists or arises where I am in doubt as to what to do, I will seek advice from the Corporate Secretary of Claude Resources Inc.

I understand that misrepresentation or omission of facts or disclosures called for in this policy may cause dismissal.

Date:

Signature of Employee:	_______________________________________

Printed Name of Employee:

Job Title:

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